

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2011

Scott D. Farmer
Chief Executive Officer
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, OH 45262-5737

      Re: Cintas Corporation
               Form 10-K for the fiscal year ended May 31, 2010
               Filed July 30, 2010
               File No. 000-11399

Dear Mr. Farmer:

      We have completed our review of your filing and do not have any further comments at this time.

                                     Sincerely,

                                     /s/ Pamela Howell
                                     for

                                     John Reynolds
                                     Assistant Director